APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Fenwick Farms Brewing Company

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
DIVIDEND INCOME	138.14
Sales	**870,293.23**
Sponsorship	35,400.00
Total Income	**$905,831.37**
Cost of Goods Sold	
Cost of Goods Sold	49,863.17
Brewery Supplies - COGS	37,773.72
Food Supplies - COGS	320,176.45
Total Cost of Goods Sold	**407,813.34**
Total Cost of Goods Sold	**$407,813.34**
GROSS PROFIT	**$498,018.03**
Expenses	**$607,100.07**
NET OPERATING INCOME	**$ -109,082.04**
Other Income	
Interest Income	25.84
Total Other Income	**$25.84**
Other Expenses	
Depreciation Expense	11,006.43
Total Other Expenses	**$11,006.43**
NET OTHER INCOME	**$ -10,980.59**
NET INCOME	**$ -120,062.63**

Fenwick Farms Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$14,091.24
Other Current Assets	$2,004.89
Total Current Assets	**$16,096.13**
Fixed Assets	
Accumulated Depreciation	-11,006.43
Brewery Equipment	52,939.95
Fixed Asset Furniture	33,773.01
Machinery & Equipment	23,351.32
Total Fixed Assets	**$99,057.85**
Other Assets	**$ -591.99**
TOTAL ASSETS	**$114,561.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$203,965.22
Long-Term Liabilities	$108,035.91
Total Liabilities	**$312,001.13**
Equity	
Opening Balance Equity	0.00
Owner's Investment	61,500.00
Retained Earnings	-138,876.51
Net Income	-120,062.63
Total Equity	**$ -197,439.14**
TOTAL LIABILITIES AND EQUITY	**$114,561.99**

Fenwick Farms Brewing Company

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-120,062.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	**103,568.05**
Net cash provided by operating activities	**$ -16,494.58**
INVESTING ACTIVITIES	
Brewery Equipment	0.00
Fixed Asset Furniture	0.00
Machinery & Equipment	0.00
Edward Jones Investment	591.99
Net cash provided by investing activities	**$591.99**
FINANCING ACTIVITIES	
Alliance Bank Business Loan	18,035.91
Net cash provided by financing activities	**$18,035.91**
NET CASH INCREASE FOR PERIOD	**$2,133.32**
Cash at beginning of period	11,957.92
CASH AT END OF PERIOD	**$14,091.24**

Fenwick Farms Brewing Company

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	565,551.93
Sponsorship	25,166.68
Uncategorized Income	8,647.82
Total Income	**$599,366.43**
Cost of Goods Sold	
Cost of Goods Sold	24,163.89
Brewery Supplies - COGS	63,016.14
Food Supplies - COGS	146,577.14
Total Cost of Goods Sold	**233,757.17**
Shipping	6.70
Total Cost of Goods Sold	**$233,763.87**
GROSS PROFIT	**$365,602.56**
Expenses	**$451,955.91**
NET OPERATING INCOME	**$ -86,353.35**
NET INCOME	**$ -86,353.35**

Fenwick Farms Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$11,957.92
Total Current Assets	**$11,957.92**
Fixed Assets	
Brewery Equipment	52,939.95
Fixed Asset Furniture	33,773.01
Machinery & Equipment	23,351.32
Total Fixed Assets	**$110,064.28**
TOTAL ASSETS	**$122,022.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$109,398.71
Long-Term Liabilities	$90,000.00
Total Liabilities	**$199,398.71**
Equity	
Opening Balance Equity	0.00
Owner's Investment	61,500.00
Retained Earnings	-52,523.16
Net Income	-86,353.35
Total Equity	**$ -77,376.51**
TOTAL LIABILITIES AND EQUITY	**$122,022.20**

Fenwick Farms Brewing Company

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-82,453.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	**96,998.71**
Net cash provided by operating activities	**$14,545.36**
INVESTING ACTIVITIES	
Brewery Equipment	-4,623.41
Fixed Asset Furniture	-23,098.61
Machinery & Equipment	-11,372.98
Net cash provided by investing activities	**$ -39,095.00**
FINANCING ACTIVITIES	
Alliance Bank Business Loan	30,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$30,000.00**
NET CASH INCREASE FOR PERIOD	**$5,450.36**
Cash at beginning of period	6,507.56
CASH AT END OF PERIOD	**$11,957.92**

I, Kenneth Van Houten, certify that:

1. The financial statements of Fenwick Farms Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Fenwick Farms Brewing Company included in this Form reflects accurately the information reported on the tax return for Fenwick Farms Brewing Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature K. V. H.

Name: Kenneth Van Houten

Title: Member